Exhibit 17.1

March 7, 2017

Mr. Norman D. Schwartz

Chairmen of the Board, President and Chief Executive Officer

Bio-Rad Laboratories

1000 Alfred Nobel Drive

Hercules, CA 94547

Dear Norman:

We want to give you notice that we are declining to stand for reelection to the Board of Directors at the upcoming Annual Meeting due to disagreements with the management of the company regarding executive personnel and corporate governance matters.

We have enjoyed our time as members of the Board of Directors and wish Bio-Rad continued success in the future.

Regards,

/s/ Louis Drapeau
Louis Drapeau

/s/ Robert M. Malchione
Robert M. Malchione

/s/ Joel McComb
Joel McComb

/s/ Deborah J. Neff
Deborah J. Neff